# SecureX.AI, Inc.

SECUREX

# ANNUAL REPORT

2033 Gateway Place, 5th Floor

San Jose, CA 95110

1(408) 234-1222

[www.securex.ai](www.securex.ai)

This Annual Report is dated November 10, 2025.

## BUSINESS

Headquartered in Silicon Valley, SecureX.AI, Inc. is a developer of a Cloud Security Platform designed to help large enterprises secure their on-prem-to-cloud journey. We're a cybersecurity start-up for the world of multi-cloud, for CSPM (Cloud Security Posture Management), CNAPP + CAASM (Cloud-Native Application Protection Platform & Cyber Asset Attack Surface Management), a super-hot space in Cybersecurity.

A Delaware C corporation, founded as of December 2019, was funded and founded by a serial entrepreneur and colleagues from well-known security companies.

SecureX, an Attack Inference & amp; Mitigation (AIM) Platform, is a Unified Security Assessment & Threat Prediction Platform. A new innovative way to quantify business risk through Attack Impact Analysis & Predictive Attack Modeling.

SecureX tech is agentless, SaaS, platform play, and easy to deploy in minutes. Our platform offers a flexible deployment model and will significantly increase the ROI of your existing tools &
Software We Use: - AWS, Microsoft Azure, Google Cloud, VMWare, Oracle Cloud

Strategic Partnerships: - In the process of partnerships & tech integration with Trellix for a joint Go-To-Market. The average deal size is $200K - $250K per year ARR

Potential early customers: -Barclays, Meta/Facebook, Starbucks, Discover, Salesforce, Alaska Air, ATT, P&G, Netflix, Boeing, Rolls-Royce, Etihad, Emirates, Park Holidays, FMC, Gates Foundation, FedEx, Target, Nasdaq, BMO, Wells Fargo & many more.

IP: All filed patents are recent, and 2 are pending. 3 patents have been awarded to date, our patent lawyers have done enough search before filing that there is no other similar patent out there to ensure that we are awarded.

## Previous Offerings

Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 4,078,571
Use of proceeds: Product Development
Date: December 23, 2019
Offering exemption relied upon: Section 4(a)(2)
Type of security sold: SAFE
Final amount sold: $670,000.00
Use of proceeds: Research and development for our future products.
Date: February 19, 2021
Offering exemption relied upon: 506(c)

## REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

## AND RESULTS OF OPERATION

### Operating Results – 2024 Compared to 2023

Net operating income as of Dec 31, 2024, is $ -198,769.39

### Liquidity and Capital Resources

At December 31, 2024, the Company had cash of $5,489.00. [*The Company intends to raise additional funds through an equity financing.*]

### Debt

Creditor: SBA Loan
Amount Owed: $190,000.00
Interest Rate: 3.75%
Creditor: Kabbage Funding loan
Amount Owed: $150,000.00
Interest Rate: 11.29%

## DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

This is the connection info:

Name: Harjinder (Harry) Singh

Harjinder (Harry) Singh's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO & Director

Dates of Service: December, 2019 - Present

Responsibilities: Funding, Founding, Business Management, GTM, early adoption & Sales. 70 hours a week. Mr. Singh owns 3.9M in shares and does not currently take a salary at this time. Once the company receives funding of $5M, Mr. Singh plans to take a salary of $249k annually.

Other business experience in the past three years:

Employer: ShieldX Networks

Title: President, COO (co-founder)

Dates of Service: November, 2015 - December, 2019

Responsibilities: GTM, Sales, Business Operations, board duties, founding and funding. 60 hours

Name: Ramani Pathak

Ramani Pathak's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: VP of Engineering & Chief Architect

Dates of Service: November, 2020 - Present

Responsibilities: Managing our engineering team and developing product,

Other business experience in the past three years:

Employer: ShieldX

Title: Director of Security Engineering & Threat Research

Dates of Service: November, 2018 - October, 2020

Responsibilities: Lead a team of threat researchers and security enthusiasts in analysing, implementing and securing cloud workloads

## PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2024, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Harjinder Singh

Amount and nature of Beneficial ownership: 3,900,000

Percent of class: 61.514

## RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

## OUR SECURITIES

The company has authorized Common Stock, and SAFE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 150,704 of Common Stock.

Common Stock

The amount of security authorized is 20,000,000, with a total of 6,339,999 outstanding.

Voting Rights

One vote per share. Please see the voting rights of securities sold in this offering below.

The information is the same as in 2023

**What it means to be a minority holder**

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

**Dilution**

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

**RISK FACTORS**

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the equity should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. We are reliant on one main type of service All of our current services are variants on one type of service, providing a platform for online security. Our revenues are therefore dependent upon the market for online capital formation. Some of our products are still in prototype phase and might never be operational products It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage and have only manufactured a prototype for our Cloud Security Platform. Delays or cost overruns in the development of our Cloud Security Platform and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with Voting Rights The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits SecureX.AI, Inc. was formed on 12/23/2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. SecureX has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that SecureX is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

## RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

**SecureX.AI, Inc.**

By   /s/ *Harjinder Singh*

      Name:   SecureX.AI, Inc.

      Title:   CEO

---


Exhibit A

**FINANCIAL STATEMENTS**


# SecureX.AI, Inc.

## Statement of Cash Flows

### January - December 2024

| | TOTAL |
|---|---|
| OPERATING ACTIVITIES | |
| Net Income | -214,495.39 |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | |
| Loan | -54,216.21 |
| SVB Credit Card | 4,147.31 |
| Outside Funding Seed Investment | 270,000.00 |
| **Total Adjustments to reconcile Net Income to Net Cash provided by operations:** | **219,931.10** |
| **Net cash provided by operating activities** | **$5,435.71** |
| NET CASH INCREASE FOR PERIOD | **$5,435.71** |
| Cash at beginning of period | 7.07 |
| CASH AT END OF PERIOD | **$5,442.78** |

# SecureX.AI, Inc.

## Statement of Cash Flows

### January - December 2023

| | TOTAL |
|---|---:|
| OPERATING ACTIVITIES | |
| Net Income | -32,414.46 |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | |
| Accounts Receivable (A/R) | 0.00 |
| Loan | -236,634.00 |
| AMEX Credit Card | -2,622.00 |
| SVB Credit Card | 6,037.54 |
| Crowdfunding Escrow | 6,740.18 |
| Outside Funding Seed Investment | 245,000.00 |
| **Total Adjustments to reconcile Net Income to Net Cash provided by operations:** | **18,521.72** |
| **Net cash provided by operating activities** | **$ -13,892.74** |
| INVESTING ACTIVITIES | |
| Funding/Escrow Fees | 0.00 |
| **Net cash provided by investing activities** | **$0.00** |
| FINANCING ACTIVITIES | |
| Owner's Investment | 18,199.77 |
| Owner's Pay & Personal Expenses | -15,434.46 |
| **Net cash provided by financing activities** | **$2,765.31** |
| NET CASH INCREASE FOR PERIOD | **$ -11,127.43** |
| Cash at beginning of period | 11,134.50 |
| CASH AT END OF PERIOD | **$7.07** |

# SecureX.AI, Inc.

## Profit and Loss

### January - December 2024

|  | TOTAL |
|---|---:|
| **Income** | |
| **Total Income** | |
| Cost of Goods Sold | |
|   Outside Services expenses | 245,613.17 |
| **Total Cost of Goods Sold** | **$245,613.17** |
| GROSS PROFIT | **$ -245,613.17** |
| Expenses | |
|   Advertising & Marketing | 30.00 |
|   Auto expense | 698.37 |
|   Auto Gas Expense | 570.22 |
|   Bank Charges & Fees | 1,685.99 |
|   Insurance | 1,082.35 |
|   Interest Paid | 19,340.00 |
|   Legal & Professional Services | 1,385.37 |
|   Lodging | 1,622.97 |
|   Meals & Entertainment | 9,572.64 |
|   Office Supplies & Software | 271.95 |
|   Other Business Expenses | 536.00 |
|   Parking | 16.40 |
|   Recruitment Expense | 50.00 |
|   Rent & Lease | 307.39 |
|   Repairs & Maintenance | 0.00 |
|   Salaries & Wages | 78,000.00 |
|   Software | 3,121.06 |
|   Subscriptions | 9,486.32 |
|   Taxes & Licenses | 906.00 |
|   Telephone & Internet | 1,039.74 |
|   Transport | 3,164.07 |
|   Travel | 18,575.46 |
|   Utilities | 1,585.03 |
| **Total Expenses** | **$153,047.33** |
| NET OPERATING INCOME | **$ -398,660.50** |
| NET INCOME | **$ -398,660.50** |

# SecureX.AI, Inc.

## Profit and Loss

### January - December 2023

|  | TOTAL |
|---|---:|
| **Income** | |
|   Sales | 123,750.00 |
| **Total Income** | **$123,750.00** |
| **GROSS PROFIT** | **$123,750.00** |
| **Expenses** | |
|   Auto expense | 9.99 |
|   Auto Gas Expense | 748.39 |
|   Bank Charges & Fees | 1,929.83 |
|   Donation | 126.58 |
|   Insurance | 204.31 |
|   Legal & Professional Services | 17,026.46 |
|   Lodging | 2,201.85 |
|   Meals & Entertainment | 17,512.41 |
|   Office Supplies & Software | 925.36 |
|   Other Business Expenses | 617.97 |
|   Outside Services expenses | 309,236.40 |
|   Parking | 167.70 |
|   Recruitment Expense | 489.93 |
|   Rent & Lease | 2,039.96 |
|   Small Equipment Expense | 30.00 |
|   Software | 7,242.90 |
|   Subscriptions | 20,548.96 |
|   Taxes & Licenses | 1,105.20 |
|   Telephone & Internet | 543.97 |
|   Transport | 4,846.29 |
|   Travel | 15,696.71 |
| **Total Expenses** | **$403,251.17** |
| **NET OPERATING INCOME** | **$ -279,501.17** |
| **NET INCOME** | **$ -279,501.17** |

# SecureX.AI, Inc.

## Balance Sheet

As of December 31, 2024

|  | TOTAL |
|---|---:|
| **ASSETS** | |
| Current Assets | |
| Bank Accounts | |
| Chase Business Checking | 5,489.32 |
| SVB Checking | -46.54 |
| **Total Bank Accounts** | **$5,442.78** |
| Accounts Receivable | |
| Accounts Receivable (A/R) | 0.00 |
| **Total Accounts Receivable** | **$0.00** |
| Other Current Assets | |
| Undeposited Funds | 0.00 |
| **Total Other Current Assets** | **$0.00** |
| **Total Current Assets** | **$5,442.78** |
| Other Assets | |
| Funding/Escrow Fees | 0.00 |
| **Total Other Assets** | **$0.00** |
| **TOTAL ASSETS** | **$5,442.78** |
| **LIABILITIES AND EQUITY** | |
| Liabilities | |
| Current Liabilities | |
| Credit Cards | |
| AMEX Credit Card | 25,816.56 |
| Credit Card | 0.00 |
| SVB Credit Card | 10,184.85 |
| **Total Credit Cards** | **$36,001.41** |
| Other Current Liabilities | |
| Crowdfunding Escrow | 87,622.10 |
| Line of Credit | 120,190.20 |
| Outside Funding Seed Investment | 790,000.00 |
| Gagandeep Singh | 100,000.00 |
| JOGINDER SINGH | 50,000.00 |
| Raghu Nambier | 50,000.00 |
| RAJ MALLEMPATI | 25,000.00 |
| Ramesh Chitor | 50,000.00 |
| RAVI CHOPRA | 100,000.00 |
| **Total Outside Funding Seed Investment** | **1,165,000.00** |
| SBAD Loan | 190,000.00 |
| Team Loan Payable from Harjinder Singh | 25,000.00 |
| **Total Other Current Liabilities** | **$1,587,812.30** |
| **Total Current Liabilities** | **$1,623,813.71** |

# SecureX.AI, Inc.

## Balance Sheet

### As of December 31, 2024

|  | TOTAL |
|---|---|
| **Total Liabilities** | **$1,623,813.71** |
| Equity | |
| Capital | 50.00 |
| Opening Balance Equity | 58.04 |
| Owner's Investment | 284,126.91 |
| Owner's Pay & Personal Expenses | -35,543.60 |
| Retained Earnings | -1,468,401.78 |
| Net Income | -398,660.50 |
| **Total Equity** | **$ -1,618,370.93** |
| **TOTAL LIABILITIES AND EQUITY** | **$5,442.78** |

# SecureX.AI, Inc.

## Balance Sheet

### As of December 31, 2023

| | TOTAL |
|---|---:|
| **ASSETS** | |
| Current Assets | |
| Bank Accounts | |
| SVB Checking | 7.07 |
| **Total Bank Accounts** | **$7.07** |
| Accounts Receivable | |
| Accounts Receivable (A/R) | 0.00 |
| **Total Accounts Receivable** | **$0.00** |
| Other Current Assets | |
| Undeposited Funds | 0.00 |
| **Total Other Current Assets** | **$0.00** |
| **Total Current Assets** | **$7.07** |
| Other Assets | |
| Funding/Escrow Fees | 0.00 |
| **Total Other Assets** | **$0.00** |
| **TOTAL ASSETS** | **$7.07** |
| **LIABILITIES AND EQUITY** | |
| Liabilities | |
| Current Liabilities | |
| Credit Cards | |
| AMEX Credit Card | 25,816.56 |
| Credit Card | 0.00 |
| SVB Credit Card | 6,037.54 |
| **Total Credit Cards** | **$31,854.10** |
| Other Current Liabilities | |
| Crowdfunding Escrow | 87,622.10 |
| Line of Credit | 120,190.20 |
| Outside Funding Seed Investment | 350,000.00 |
| Gagandeep Singh | 100,000.00 |
| JOGINDER SINGH | 50,000.00 |
| Raghu Nambier | 50,000.00 |
| RAJ MALLEMPATI | 25,000.00 |
| Ramesh Chitor | 50,000.00 |
| RAVI CHOPRA | 100,000.00 |
| **Total Outside Funding Seed Investment** | **725,000.00** |
| SBAD Loan | 186,310.00 |
| Team Loan Payable from Harjinder Singh | 0.00 |
| **Total Other Current Liabilities** | **$1,119,122.30** |
| **Total Current Liabilities** | **$1,150,976.40** |
| **Total Liabilities** | **$1,150,976.40** |

# SecureX.AI, Inc.

## Balance Sheet

As of December 31, 2023

|  | TOTAL |
|---|---|
| Equity |  |
| Capital | 50.00 |
| Owner's Investment | 329,126.91 |
| Owner's Pay & Personal Expenses | -15,434.46 |
| Retained Earnings | -1,185,210.61 |
| Net Income | -279,501.17 |
| **Total Equity** | **$ -1,150,969.33** |
| **TOTAL LIABILITIES AND EQUITY** | **$7.07** |

I, Harjinder Singh, the CEO of SecureX.AI, Inc. hereby certify that the financial statements of SecureX.AI,Inc. and notes thereto for the periods ending 2023 and 2024 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

SecureX.AI, Inc. has filed its federal tax return for 2023 and 2024.

For the year 2024 the amounts reported on the tax returns will be total income of $ -209,919; taxable income of $ -209,919 and total tax of $ 00.00.

For the year 2023 the amounts reported on our tax returns were total income of $ -23,658; taxable income of $ -23,658 and total tax of $ 00.00.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the September 21, 2025.

DocuSigned by:

*Harry (Harjinder) Singh*
D60B3C773C31455... (Signature)

CEO
_____ (Title)

9/21/2025
_____ (Date)

**NOTE 1 – NATURE OF OPERATIONS**

SecureX.AI, Inc. was formed on 12/23/2019 ("Inception") in the State of Delaware. The financial statements of SecureX.AI, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Jose California.

SecureX.AI, Inc. is a start-up for world of Cybersecurity, Cloud Security, building its SaaS product for Cloud Security Posture Management, for large enterprises to monitor its public cloud, private cloud enlivenments, workloads and applications.

**NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

*Use of Estimates*
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

*Fair Value of Financial Instruments*
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1  - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities
            in active markets.

Level 2  - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3  - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2022 and 2023. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

*Cash and Cash Equivalents*
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

*Revenue Recognition*
The Company will recognize revenues from the service has been performed;

*Income Taxes*
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and CA state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

*Concentration of Credit Risk*
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

## NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers

## NOTE 5 – STOCKHOLDERS' EQUITY

*Common Stock*
We have not authorized the issuance of any shares of our common stock yet.

## NOTE 6 – RELATED PARTY TRANSACTIONS

N/A

## NOTE 7 – SUBSEQUENT EVENTS

N/A

DocuSigned by:

*Harry (Harjinder) Singh*
D60B3C773C31455...

Harry (Harjinder) Singh

CEO

9/21/2025

| | Preferred Stock | | Common stock | | Paid-in | Accumulated | Stockholders' |
|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | Capital | Deficit | Deficit |
| Inception | - | $ - | - | $ - | $ - | $ - | $ - |
| Issuance of founders stock | - | - | | - | - | - | - |
| Shares issued for services | - | - | - | - | - | - | - |
| Contributed capital | - | - | - | - | - | - | - |
| Net income (loss) | - | - | - | - | - | | - |
| December 31, 2013 | - | $ - | | $ - | $ - | $ - | $ - |
| | | | | | | | |
| Shares issued for services | - | - | | - | | - | - |
| Stock option compensation | - | - | - | - | | - | - |
| Net income (loss) | - | - | - | - | - | | - |
| December 31, 2014 | - | $ - | - | $ - | $ - | $ - | $ - |
| | | | | | | | |
| Shares issued for debt conversion | - | - | | - | | - | |
| Shares issued for cash | - | - | | - | | - | |
| Shares issued for services | - | - | | - | | - | |
| Conversion of preferred stock | | | | - | | - | |
| Discount on convertible debt | - | - | - | - | | - | |
| Stock option compensation | - | - | - | - | | - | |
| Net income (loss) | - | - | - | - | - | | |
| December 31, 2015 | - | $ - | - | $ - | $ - | $ - | $ - |

**Note: the above are just examples. Delete rows and/or columns that are not applicable. For example, if you don't have preferred stock authorized, delete those columns. If you haven't issued shares for services, delete that row. Keeping a line in your statement when you don't't actually have a corresponding transaction could make it misleading to an investor. The below color coated indicates should match other areas of your financial statements.**

= amounts that come from P&L

= amounts should tie to the balance sheet. Descriptions in headers should also match balance sheet



Cell: Q4
Comment: davidg:
If totals are positive numbers, change to "Retained Earnings"

Cell: S4
Comment: davidg:
If totals are positive, changed to "Stockholders' Equity"

# CERTIFICATION

I, Harjinder Singh, Principal Executive Officer of SecureX.AI, Inc., hereby certify that the financial statements of SecureX.AI, Inc. included in this Report are true and complete in all material respects.

*Harjinder Singh*

CEO